Exhibit 8.1
List of Principal Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
AiHuiShou International Company Limited	Hong Kong
AHS Device Hong Kong Limited	Hong Kong
Shanghai Aihui Trading Co., Ltd.	PRC
Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd.	PRC
Shanghai Yueyi Network Information Technology Co., Ltd.	PRC
Changzhou Yueyi Network Information Technology Co., Ltd.	PRC